EXHIBIT B
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                                ALLEGHENY ENERGY
                                   MONEY POOL
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     The Allegheny Energy Money Pool (Money Pool) is an internal financing facility in which the excess funds of some participants are used to satisfy the short-term borrowing needs of other participants. The Money Pool Applicants believe that the cost of the proposed borrowings through the Money Pool generally will be more favorable than the comparable cost of external short-term borrowings, and the yield to the participants contributing funds to the Money Pool generally will be higher than the typical yield on short-term investments.


     The Money Pool Applicants request that the Commission authorize (i) Monongahela Power (MP), Mountaineer Gas Co. (MG), Potomac Edison (PE), and West Penn (WP) to continue participation in the Money Pool as both lenders and borrowers; (ii) AGC to continue participation in the Money Pool as a borrower only, (iii) Allegheny (AE Inc.) to continue participation in the Money Pool as a lender only; and (iv) AE Supply to continue as a participant in the Money Pool as a lender only through the Authorization Period.


     The Money Pool will continue to be administered on behalf of the Money Pool Applicants by Allegheny Energy Service Corporation (AESC) and under the direction of an officer of AESC. AESC will not be a participant in the Money Pool.


     Excess funds of the Money Pool members will be determined by the net cash position of each participant each day. The determination of excess funds will be based on the daily cash transactions and may include allocations for compensating balance requirements. Allocation of funds to borrowing members and investing of pool member funds will be made by the Agent following the guidelines set forth below.


     Interest income and expense will be calculated using the previous day's Fed Funds Effective Interest Rate as quoted by the Federal Reserve Bank of New York as long as this rate is, at least, four basis points lower than the previous day's seven-day commercial paper rate as quoted by the same source. Whenever the Fed Funds rate is not, at least, four basis points lower than the seven-day commercial paper rate, then the seven-day commercial paper rate minus four basis points should be used. Interest income and expense will be calculated daily and settled on a cash basis on the first business day of the following month. For any given month, a Money Pool member may have both interest income and interest expense.


     The monthly booking may include entries that reflect both income and expense depending on the borrowing/lending position. Entries will not be made on a net basis for the interest accrual. For internally invested and borrowed funds, the interest income and interest expense will be exactly the same.


     Accounting and reporting for the Money Pool will be done on a daily basis. Each day, the transactions of the Money Pool members will be recorded. Money Pool worksheets (Attachment A) will be prepared on a daily basis for each month calculating ending balances, interest income, and interest expense. They will also include accruals on external investments and income for each member of the Pool.

                             ACCOUNTS FOR MONEY POOL
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


BALANCE SHEET ACCOUNTS
----------------------

     Principle - used to book outstanding borrowings and/or investments at month end.

                 Notes Payable to Associated Companies                                   233.100

                 Notes Payable - Commercial Paper                                        231.500

                 Notes Receivable from Associated Companies                              145.100

                 Temporary Cash Investments                                              136.100

     Interest - used to book interest accrued on outstanding borrowings and/or investments at month end.

                 Interest and Dividends                                                  171.100
                 Receivable


INCOME STATEMENT ACCOUNTS  - used to book actual interest earned or incurred during the month.
-------------------------

    Interest on Debt to Associated Companies - money pool                                820.100

    Interest Income - Intercompany                                                       419.400

    Interest Income on Short-term Investments                                            419.201


     When contributions to the Money Pool are in excess of the borrowing needs of the Money Pool members, the Agent will invest the funds according to the investment schedule set forth in attachment B. Attachment B is consistent with Board of Directors' guidelines established to, first, provide a high degree of security to principal and, second, provide maximum return on the investment. The interest income resulting from the external investments will be accrued daily and will be allocated to the members of the Money Pool on a basis equal to their pro rata share of net contributions in the Money Pool. It will be settled on a cash basis on the first business day of the following month.


     If there are insufficient funds in the Money Pool to satisfy all the members borrowing needs, the Agent will allocate funds to members on the following priority:

          (1)  regulated members that do not have access to any other funds;

          (2) regulated members that do not have access to commercial paper markets;

          (3) regulated members that will incur higher interest charges due to their risk rating criteria;

          (4) grouping of regulated members that results in the lowest administrative costs;


     Money Pool members whose needs are not fully satisfied by available Money Pool funds may borrow from banks through System lines of credit or issue commercial paper. Such short-term financings will continue to be made in the names of the members having the needs. The Agent will arrange sales of commercial paper. The Agent or individual members will arrange bank loans.

                                  Attachment A


     Worksheets will be used to account for the Money Pool transactions and to calculate and allocate both intercompany income and expenses and external income.


Direct input to be provided by the user is:

          (1)  Beginning Money Pool balances for each member;

          (2) The activity for each day, dollars (in thousands) contributed or borrowed from Money Pool, or zero;

          (3) Effective Interest Rate which will be used for loans and investments within the Money Pool.


     The worksheets will calculate the ending balances for each member of the Money Pool as well as sum across the total funds contributed and borrowed under the heading of Agent. The total amounts contributed and borrowed under the Agent heading will equal on each day. The interest accrual calculation for each member for intercompany and external transactions is calculated as follows:


             day's balance x interest rate / 360 = interest accrual


     The allocation of the external investment income is calculated as follows:

          (a member's ending external balance / total members' ending external balance) x total external investment income

                                  Attachment B


     The following groups of investment types are to be used when the funds in the Money Pool exceed the borrowing needs of the Money Pool members:


     (1)  Direct or indirect obligations of the United States Government;

     (2) Certificates of Deposit of commercial banks with assets exceeding $2.5 billion;

     (3) Bankers acceptances of commercial banks with assets exceeding $2.5 billion;

     (4) Commercial paper of companies having a minimum net worth of $150 million having a "1" commercial paper rating by at least two of the three recognized rating services (Moody's, Standard & Poor's, and Fitch);

     (5) Taxable or tax exempt institutional money market funds with assets of at least $500M which restrict investments to high quality money market instruments; and

     (6) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.